JOINT VENTURE AGREEMENT

     This Agreement made and entered into this 31st day of May, 1995, among INMOBILIARA Y FRACCIONADORA DE LA NUEVA VIZCAYA, S.A. DE C.V., HERMOSILLO, SONORA, MEXICO (INMOB), HEALTH CARE CENTERS OF AMERICA, INC., (HCCA) and ROBERT
R. KRILICH,  SR. (RRK) or his nominee;  both  OAKBROOK  TERRACE,  ILLINOIS,  USA

                                   WITNESSETH

     WHEREAS,  INMOB Is the owner of  certain  property  located  in  Hermosillo
Municipality, Mexico as described on Exhibit A hereto attached, as sometimes referred to as GRAN KINO, and

     WHEREAS, RRK has extensive mufti-facetted experience in development, finance and operation of various real estate VENTURES, developments and projects and, said knowledge and experience is unique and crucial to the success of the Intent of the parties to this VENTURE; and;

     WHEREAS, HCCA and INMOB (VENTURERS) desire to enter into a Joint VENTURE (VENTURE) for the development of the property described on Exhibit A on the terms hereinafter set forth and

     WHEREAS, to ensure suceess of the VENTURE, the VENTURERS deem it in their mutual best Interest to engage the service of RK as an independent consultant with the power, authority and responsibilities herein after set forth.

     NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations, the sufficiency and receipt of which is hereby acknowledged it is hereby agreed:

     1. INMOB for its contribution to the VENTURE shall convey the property described on Exhibit A, of which INMOB hereby represents itself to be the true and lawful owner, said property shall be conveyed to the VENTURE free and clear of all claims, easements and other restrictions. Evidence of title satisfactory to HCCA shall be furnished by INMOB.

     A. In consideration of such conveyance, INMOB shall be paid

              (a)  the  sum  of  One  Hundred   Million  United  States  Dollars
              ($100,000,000) USD which is to be paid as set forth in paragraph six (6) hereof;

              (b) at one-third (1/3) interest in the VENTURE hereby created; and

              (c) INMOB shall be granted an option to purchase certain shares of HCCA stock a hereinafter set forth.


     2. HCCA shall provide to the VENTURE

              (a) HCCA shaft use its best efforts to obtain and put in place and to continue foras long as feasible the financing arrangements hereinafter described HCCA shall receive an interest of 66-2/3% of the Joint VENTURE for such services, provided, however, that it is understood by the parties that HCCA, without the consent of INMOB, but keeping it properly informed, may transfer up to 33-113% of the total Interest In the VENTURE (up to 50% of Its Interest) to such bank, financing institution or other entity that shall assist the VENTURE in the attainment of the financing, construction, and management of the project. Regardless of the foregoing, any transfer by HCCA of its interest in accordance with this paragraph shall be preceded by written notice to INMOB and HCCA shall provide reasonable information to INMOB regarding said, transfer, if any.

     3. RRK shall provide the VENTURE his personal skills, knowledge, direction and consultation regarding all phases of the project as contemplated between the parties. To include, but in no way intended to be limited by, assistance in the procurement of the financing, direction of the development of the project, all daily operational decision making regarding the VENTURE, etc.. The parties further acknowledge and agree that RRK's involvement in this VENTURE is crucial and indispensable to the success of the business of the VENTURE and RRK shall therefore have broad powers to develop manage and operate same. Said powers shall be more clearly defined in the following paragraphs however, the parties hereto agree that any power or authority not specifically withheld from RRK is deemed to have been bestowed upon him.

     For and as compensation for his service, RRK shall be compensated in an amount equal to that which Is generally paid to an Individual or entity which undertakes a project of the complexity and magnitude of the one herein involved.

     4. It Is the object of the VENTURE to generate funds for the initial payment to INMOB hereinabove set forth and for the development of the real estate, through an Investment program to be established and to be continued on an' ongoing basis as long as is feasible at a bank or other financial Institution selected by HCCA and through other available financing. To this end, a letter of credit shall be obtained by HCCA within thirty (30) days of the date of this Agreement, to be secured by a first lien on the property contributed by INMOB, such letter of credit to be a minimum of Two Hundred Million USD
($200;000,000). It shall not be necessary for INMOB, RRK or HCCA to assume personal liability for the letter of credit. The letter of credit shall be used to obtain an advance of funds from a bank selected by RRK, which funds will be used to establish a Trading Program (TP) at said bank. The documents establishing the TP shall expressly state that the principal of the funds shall never be placed at risk or, to the extent that such funds are placed at risk, all risk will be borne by the bank operating said program, and that said bank never call upon the issuer of the letter of credit for payment thereunder. Investments to be made with the funds deposited in such account shall be for the primary purpose of developing INMOB property and under the complete discretion of RRK and the VENTURERS hereby agree that no claim whatever shall be made against RRK for any losses in connection with such trading account, except such losses as shall be caused as the result of the fraud of RRK, it being the sense hereof that RRK shall not be liable for negligence in the administration of such account or in the selection of investments.


     If the letter of credit is not obtained within thirty (30) days of the date of signing this Agreement, the VENTURE shall be considered terminated unless
INMOB decides to extend said time period within which to secure the aforementioned letter of credit. The parties further agree, that INMOB hereby given its consent to an automatic extension of seven (7) banking days after the expiration of the time period within which the letter of credit was t0 be obtained.

     5. It shall be a condition of INMOB's obligation to convey the real estate herein described that a commitment for issuance of a bankable letter of credit in the amount of at least Two Hundred Million Dollars USD ($200,000,000) be obtained within thirty (30) days from the date hereof. If such commitment Is not obtained, or the time for its obtaining not extended by agreement of both parties, this VENTURE shall thereupon terminate without liability of each party to the other.

     6. The VENTURERS acknowledge that the requirements of the TP direct that seventy percent (70%) of the proceeds from any element of the TP Investment must be applied first to the project including, but not limited to, the payment of the purchase price for the land and subsequent development of the project; and it must be verified that same has been applied to the project. The remaining thirty (30) percent of each particular aspect or payout from the TP can be distributed. The VENTURERS further acknowledge that only fifty (50%) percent of the funds to be used for the TP are permitted by the bank directing the TP to be used for purposes of collateral in the program. It is estimated that the earnings to be generated from the first (1st) TP shall be approximately Fifteen Million Dollars USD ($15,000,000) per week and that said program shall last for approximately twenty two (22) weeks. The first (1st) earnings from the above referenced (TP) shall be disbursed and paid as follows:

              (a) An amount equal to seventy percent (70%) shall be at all times used specifically for the development of this project.

              (b) An amount equal to thirty percent (30%) of the net earnings per week for said twenty-two (22) weeks up to a total amount of One Hundred Million Dollars USD ($100,000,000) shall be paid to INMOB.

              (c) From the funds identified in (b) above, paid to INMOB, six percent (6%) of same shall be distributed as follows: amount equal to two percent (2%) to Royce Realty and Management Corporation, two percent (2%) to Crown Development, Ltd. and two percent (2%) to American Group and Companies, Inc. (hereinafter RCA Group). Up to a total amount of Six Million Dollars USD ($6,0 00,000).

              (d) After the above disbursements have been made and from the thirty percent (30 %) of the net earnings per week, an amount to total approximately Two Hundred Million Dollars USD ($200,000,000) or an amount as otherwise determined by RRK, which total amount will be equal to the amount of the letter of credit, shall be deposited into a separate account, segregated from all other accounts, and shall be identified as the Reserve Fund. The purpose of this fund Is for the payment of any liens placed on the property as a result of the use of said property or to release RRK from any personal liability that he has had to assume on behalf of the VENTURE for purposes of the VENTURE, Including but not limited to the pledge and/or mortgage of said land and the personal guarantee of RRK for collateral purposes to obtain the aforementioned letter of credit. (e) After the above funds have been paid, the remaining funds generated as a result of TP shall be distributed as follows:

                  i. At all times, not less than Seventy percent (70%) shall be paid to the VENTURE for the express purpose of the development of the project on the property contributed to the VENTURE by INMOB.

                  ii.  Thirty   percent  (30%)  to  the  VENTURERS  as  follows:
                  Sixty-six and two-thirds percent (66-2/3%) of said thirty percent (30%)to HCCA; of said amount HCCA shall transfer fifty percent (50%), or a net of thirty three and a third percent . (33-1/3%) of the total, to The R K Company, a common law business organization, (R.K.C.) with the right of further assignment; and thirty three and one third (33-13) percent to INMOB.

              (e) The funds generated from the TP shall be deposited immediately Into the appropriate bank account in accordance with the above referenced percentages. Said deposits shall be made directly from the bank managing the TP Into specific accounts. The seventy percent (70%) of the funds to be used In the development of the GRAN KING property shall be deposited Into an account opened In the name of the VENTURE and shall be identified as the Development Account. The power of signature on said account shall be vested In RRK and monies in said account shall be used exclusively and specifically for the development of GRAN KING. RRK expressly has the authority and discretion to establish said bank account with any banking institution he deems appropriate, including, but not limited to, the locations, jurisdiction and banking laws governing said account. Further, two (2) additional bank accounts shall be opened and shall be used specifically for the receipt of the remaining thirty percent (30%) of the accumulation of the net profits from the Trading Program and shall be distributed in the following manner:

                  i. Ten percent (10%) of said funds to an account in the name of INMOB and:

                  ii. Twenty percent (20%) of said fund to an account In the name of HCCA or as further directed In writing;

     7. INMOB shall make available and assign to the VENTURE promptly upon the execution hereof current evidence of title to the property (which evidence of title shall be in the form of an attorney's opinion or other not interested third party In accordance with the customs and business procedures in Mexico), a survey, serial photographs, governmental permits, including documents filed in connection with application therefor, and all studies regarding the location, description, composition, contours (topographic and oceanographic), uses, feasibility, marketing, engineering, and development now in the possession of INMOB.

     INMOB in consideration of the aforesaid One Hundred Million Dollars USD ($100,000,000) and those items identified in paragraph 1(A) shall further convey title to the VENTURE all title to all personal property located on land Including but not limited to all mineral rights, water rights, equipment, al) permits, applications to permits, leasehold or other agreements, evidence, third party interest in the property yr any other information deemed by the VENTURE to be necessary.

     8. HCCA agrees, to induce INMOB to enter into this agreement, that lNMOB shall have an option to purchase up to seven million five hundred thousand (7,500,000) shares of HCCA stock at 60% of the asking price at closing of the market at the time notice of exercise of the option is given. Said option shall continue for a period of two(2) years after conveyance of the real estate by INMOB. The notice of exercise of the option shall be accompanied by a full payment of the purchase price. The shares purchased hereunder shall be preferred shares with the rights, obligations, privileges and restrictions, if any, as set forth by HCCA.


     9. HCCA and INMOB, hereby irrevocably give RRK discretion and the companion authority in connection with the development of the Project, and other items Incidental to the development of the Project, including all such uses thereof as may be permitted by law or permitted after due application is made therefor, by way of example and not by way of limitation, RRK shall have the power to: arrange for Interim and long term financing for the construction of improvements on the land and to pledge or mortgage the VENTURE'S assets as security therefore; to establish accounts with banks or other financial institution regardless of country of origin or location of same; contract for architects, consultants, engineers and construction services; coordinate all accounting and clerical functions of the VENTURE, and employ such accountants, lawyers, brokers, land planners, landscape architects, and other management, service or other personnel as may be in his judgment necessary; coordinate and supervise the work of contractors; coordinate all management and operational functions; and keep in force such Insurance coverage for public liability, fire and casualty, and any and all other insurance required or necessary or appropriate business of the VENTURE in such amounts and of such types as he shall determine;

contract for services of any kind or nature, and incur expenses of any kind or nature incident to the other powers and authority granted to RRK; perform any and all acts he deems necessary, appropriate and desirable for the protection and preservation of VENTURE property, Its assets or business, and as required to advance the business of the VENTURE.

     RRK may, from time to time, provide the VENTURERS with a status report on the progress of the development of the property in accordance with the project plans.

     10. The VENTURERS' rights and obligation shall be governed by the Illinois Uniform Partnership Act, provided, however, that In the event of a conflict between the Act and the terms and provisions hereof, the terms and provisions hereof shall govern. A VENTURER'S interest in the VENTURE shall be personal property for all purposes. All real and other property owned by the VENTURE shall be deemed owned by the VENTURE as an entity and no VENTURER, individually, shall have any ownership of such property.

     11. RRK shall at all times have the express authority and explicit power and authorization to arrange for short term, interim and/or long term financing for the purpose of the construction of improvements and development of the of the project as, in his discretion and judgment is necessary for the project. RRK then also have the express authority and explicit powers relating to all aspects of the subject matter of this agreement to engage in such activity as he deems appropriate.

     a) The only purposes of the VENTURE are:

        i. To acquire, own, develop, and operate the Gran Kino property as an investment for the production of income and profit or for any other business purpose;

        ii. to engage in the investment program herelnabove described including, but not limited to providing any documentation, signature, ate. as required by any bank or any other financial Institution Involved in the TP's previously described.

        iii. to assist HCCA in any lawful manner, In the furtherance of its corporate activities, including but not limited to the research, development, educational advancement or other items directly or incidentally related to the operations of HCCA.

        iv. to engage in such other activities as are reasonably incidental to the foregoing with respect to the Property.

     b) The VENTURERS are not end shall not be deemed to be Partners or VENTURERS with each other for any other purposes or with respect to any other activities or business or other property except as herein provided. Also, except as specifically provided in this Agreement, including not limited by, those specific and general power granted to RRK, neither VENTURER acting alone, shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, the other VENTURER or the VENTURE. This agreement shall not be deemed to create a general partnership between the VENTURERS with respect to any activities whatsoever other than activities within the scope and business purposes of the VENTURE.

     c) The principal place of business of the VENTURE shall be located at such place as HCCA shall from time to time determine.

     d) Except as specifically provided herein, nothing in this Agreement shall be deemed to restrict in any way the freedom of any VENTURER to conduct any other business or activity whatsoever, without any accountability or liability to the VENTURE or any other VENTURER, even Is such business or activity competes with the business of the VENTURE or of any other VENTURER.

     e) Forthwith upon the execution and delivery of the Agreement, the VENTURE and the VENTURERS shall execute and file, record and/or obtain all licenses, permits, certificates and authorizations required in connection with the formation and lawful existence of the VENTURE as a joint VENTURE under the laws of the states in which it does business, including, but not limited to, making application for and obtaining an Assumed Name Certificate M the State of Illinois.

     f) The fiscal year ("Fiscal Year") of the VENTURE shall commence on the f day of January and end on the last day of December of each year.

     g) The VENTURE shall commence on the date hereof and continue until December 31, 2050, unless sooner terminated In accordance with the terms and provisions of this Agreement or by operation of law.

     h) INMO has represented and hereby warrants that it has certain special expertise and has developed certain important business relationships with particular entities and individuals who are citizens of Mexico.

     i) INMOB further warrants that It either possesses or shall, without delay possess all the necessary and required permits national, state, territorial, local or other governmental authority regarding the subject matter of this agreement. To the extent that any permits and or authorizations etc. have been granted or are in place, the costs of same shall be that of INMOB. INMOB has induced HCCA to enter into this agreement In part based on INMOB's ability to confidently and successfully negotiate with those entities In the Country of Mexico who shall grant the necessary permits, licenses or who will otherwise provide for compliance with those laws of the country of Mexico required to ensure the success of the project. In the event the representations and or warranties of INMOB are not accurate and correct, then any claim for payment, funds to be paid, damages, penalties, fines or liens shall be and hereby are the possibility of INM08. The payment of same shall first come from any monies owing INMOB pursuant to this agreement and if none, from INMOB directly.

     j) INMOB further represents that it shall provide proof, acceptable to HCCA and/or RRK that the project contemplative of the parties herin is permitted under the law in the Country of Mexico and all State, local or other rules regulations etc, of the Country of Mexico. All documents provided for in this agreement shall be provided by INMOB in its original form in the Spanish language accompanied by an exact English translation of said document.

     12. If the VENTURE shall require funds to carry on its business, which funds are not otherwise available, the holders of the majority interest In the VENTURE may agree that all members of the VENTURE shall deposit proportionately their share of the total amount determined to be necessary. If any VENTURER fells to deposit his shares of such contribution within the fixed therefor, the other partner may a) advance said sums, which advance shall bear interest at a rate equal to 5% in excess of the rate published as the prime rate of interest In the Wall Street Journal, or b) declare such noncontributing party In default and proceed to liquidate the VENTURE.

     13. Distributions shall be subject to the approval of ell VENTURERS, No distribution shall be made at any time when a VENTURER has made an advance pursuant to Paragraph 11 hereof, unless said advance Is repaid prior to such distribution.

     14. Upon liquidation, after payment of debts and liabilities, the expenses of liquidation and the establishment of any reasonable reserves, the assets of the VENTURE shall be distributed In the following order of priority:

        i) FIRST:To the party, If any, which has made excess advances pursuant to Section 12 hereof In the amount of his unpaid advances plus advances made for the defaulting party with Interest on both amounts at prime plus 5% per annum of the entire amount,

        ii) Second: The balance of the assets, if any, shall be distributed to the parties, pro rate, in accordance with their then respective ownership percentage interests.

     15. Except as otherwise provided herein, nether party may sail, assign or otherwise dispose of, or mortgage, hypothecate or otherwise encumber or permit to be encumbered, without the written consent of the other, its VENTURE Percentage Interest, or any portion thereof. Any attempt so to transfer or encumber such Interest, or portion thereof, shall be null and void.
Notwithstanding the foregoing, either party may transfer its interest to a corporation controlling it or which it controls. Control shall mean direct stock ownership of more then 60/0.

     16. If at any time after December 31, 1995, either Party receives a bona fide written offer (the Offer"), who is not a Party and who is not controlling, controlled by or under common control with or otherwise affiliated with a Party, such Party (the "Demanding Party's shall deliver a copy of such offer to the other Party (the "Optionee Party"). If the Demanding Party desires to accept such offer, he may also send a written demand that the Optlonee make the election provided in this Section.

     Upon delivery of such copy and such demand, the Optionee Party shall elect either (i) to join in a sale of the Property to the Offeror for the price and on the temps and conditions set forth therein, in which event both Parties shall accept the Offer and consummate the transaction contemplated thereby, or (ii) to purchase the interest of the other Party for the appro a portion of the price and on the terms and conditions get forth in the Offer. If the Optionee Party does not give notice of its election before expiration of thirty (30) days after such demand by the Demanding Party, the Optionee Party shall be deemed to have elected to sell the property or its interest therein pursuant to clause (i) of the preceding sentence. For purposes of this Section, an offer shall not be deemed a bona fide written offer if such offer (x) provides for a date of closing of such purchase which is earlier than ninety (90) days after, or later than one hundred twenty (120) days after, the date of delivery of the aforesaid copy and demand to. the Optionee Party; (y) provides for total earnest money of less then 5% of the purchase price; (_) provides for interest less than the then current requirement to avoid Imputed interest. If the Optionee Party, having given notice of election to purchase the interest of the Demanding Party fails to do so, the Demanding Party may have an action for damages against the Optionee Party in the amount of 25% of what the Demanding Party would .receive or have on option to purchase the interest of the Optionee Party at a sum 25(degree)!0 less than the Optionee Party's then Interest in the property, the overall property being valued as set forth in the offer. If the Demanding Party elects to purchase the Optionee Party's interest, he must glue notice within 30 days after this Optionee Party's default and complete the purchase for cash within 80 days after giving such notice. It shell be a condition of any sale that the terms thereof provide for complete release of the Party who does not remain an owner by virtue of the transaction and that the purchaser agrees to be bound by this agreement.

     17. After December 31, 1997 either Party may cause termination of the VENTURE by acquisition of the Interest of the other or disposal of his interest in the Property pursuant to the provisions hereofl Either Party (hereafter "Offeror") may make or cause to be made an offer to purchase to the other Party

(hereafter "Offeree") setting forth the price at which he Is desirous of purchasing the other Party's interest in the Property. Such notice shall also specify the terms of such purchase. Within one hundred (100) days after date of the Offer, the Offeree shall advise of Offeror as to whether the Offeree accepts the Offer or whether the Offeree selects to acquire the interest of the Ofieror in the Property on the same terms and conditions adjusted according to the percentage to be bought or sold. Failure of the Offerers to respond within the period above set forth shall conclusively be determined to be an acceptance of the Offer. Closing on the safe of such interest shall be had within one hundred and fifty (150) days after the date of the offer, or if Offeree does not act, within sixty (60) days after the one hundred (100) day period Offeree had in which to elect. Any Purchase Offer under this paragraph must be for cash, but may be subject to any existing mortgage. In the event that a party becoming bound pursuant to the provisions hereof to purchase the interest of the other, fails as complete such purchase, the other may elect one of the following consequences fA) the defaulting party shall thenceforth have a five (5%) less ownership Interest to this Property and the other party shall succeed to such five (5%) interest, or b) the non-defaulting party may purchase the interest of the defaulting party may purchase the interest of the defaulting party at a price 25% less than the price at which the hsae was to be made. Such election shall be evidenced by notice in writing within 30 days and if the purchase method is elected, the purchase shall be closed within sixty (60) days thereafter. The selling partner has the right to require that the purchaser shall cooperate in a tax free exchange.